Exhibit 6.23

CONSULTING AGREEMENT

This CONSULTING AGREEMENT is dated August 2, 2019 (the “Agreement”) by and between TO THE STARS ACADEMY OF ARTS AND SCIENCE, a Delaware corporation (the “Company”), and VIVARIS CAPITAL, LLC., a Puerto Rico Limited Liability Company (the “Consultant”).

WHEREAS, the Company appointed the Consultant effective as of the date hereof (the “Effective Date”) and desires to enter into an agreement with the Consultant with respect to such appointment; and

WHEREAS, the Consultant is willing to accept such appointment and to serve the Company on the terms set forth herein and in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

2. Duties.

(a) Consultant shall use its best efforts to perform the following services in a timely manner:  (a) become familiar with the business and operations of the Company and review and analyze the Company’s formal and informal strategic, marketing, financial and business plans; (b) advise the Company in strategic planning matters and assist in the implementation of short- and long-term strategic financial planning initiatives to enhance and accelerate the commercialization of the Company’s business objectives; and (c) make strategic introductions on a best efforts basis to the investment community (d) provide technical assistance to upgrade and convert Project Capture mobile application into SCOUT mobile application (e) develop unified database for SCOUT for Web and Android (f) develop VAULT access through SCOUT mobile app (g) provide assistance for government contracting awards and implementation.

3. Compensation.

(a) For the valuable advice and services to be provided by Consultant to the Company under this Agreement, the Company shall pay Consultant the amount of ten thousand dollars ($10,000) per month.

(b) Independent Contractor.  The Consultant’s status during the Consulting Term shall be that of an independent contractor and not, for any purpose, that of an employee or agent with authority to bind the Company in any respect. All payments and other consideration made or provided to the Consultant under this Section 3 shall be made or provided without withholding or deduction of any kind, and the Consultant shall assume sole responsibility for discharging all tax or other obligations associated therewith.

(d) Expense Reimbursements.  During the Consulting Term, the Company shall reimburse the Consultant for all reasonable out-of-pocket expenses incurred by the Consultant in attending any in-person meetings, provided that the Consultant complies with the generally applicable policies, practices and procedures of the Company for submission of expense reports, receipts or similar documentation of such expenses. Any reimbursements for in excess of $200.00 must be approved in advance by the Company.

4. Consulting Term.  The “Consulting Term,” as used in this Agreement, shall mean a twelve (12) month period commencing on the Effective Date and shall automatically renew unless the one of the following events occur: (a) the death of the Consultant; (b) the termination of the Consultant ; (c) the removal of the Consultant by the Board or by the majority stockholders of the Company; and (d) the resignation of the Consultant.

5. Consultant’s Representation and Acknowledgment.  The Consultant represents to the Company that his execution and performance of this Agreement shall not be in violation of any agreement or obligation (whether or not written) that he may have with or to any person or entity, including without limitation, any prior or current employer. The Consultant hereby acknowledges and agrees that this Agreement (and any other agreement or obligation referred to herein) shall be an obligation solely of the Company, and the Consultant shall have no recourse whatsoever against any stockholder of the Company or any of their respective affiliates with regard to this Agreement.

6. Consultant Covenants.

(a) Unauthorized Disclosure.   The Company will share Confidential Information with Consultant, as defined below, for the purposes of Consultant making informed policy decisions and in furtherance of the Company’s business interests. For the purposes of this Agreement, "Confidential Information" means all or any part of the trade secrets, know-how, technical expertise, specifications, and any other information relating to Company and its services, whether disclosed in oral, visual, or audio format or contained in the documents provided to the Consultant or acquired by the Consultant in the course of business on behalf of Company.

1.	The Consultant acknowledges the economic value of the Confidential Information. The Consultant shall:

a.	use the Confidential Information only for the purpose(s) set forth above;

b.	restrict disclosure of the Confidential Information to any internal or external person or entity pursuant to Company policy in force at the time;

c.	advise those individuals who have access to the Confidential Information of their obligations with respect thereto; and

d.	copy the Confidential Information only as necessary for those individuals or entities who are entitled to receive it.

2.	The obligations of Paragraph 2 shall not apply to any information which:

a.	is already in the public domain or becomes available to the public through no breach of this Agreement;

b.	was previously known by the Consultant without any obligation to hold it in confidence;

c.	is received from a third party free to disclose such information without restriction;

d.	is independently developed by the Consultant without the use of, reference to or reliance on the Company’s Confidential Information;

e.	is approved for release by authorization of the Company, but only to the extent of such authorization; or

f.	is required by law or regulation to be disclosed.

3.	Company and Consultant acknowledge that the rights and remedies available to the other Party on breach of this Agreement are not limited by this Agreement nor does the use of one remedy preclude resort to others. Each Party further agrees that an impending or existing violation of any provision of this Agreement would cause the other Party irreparable injury for which it would have no adequate remedy at law, and agrees that it shall be entitled to seek immediate injunctive relief prohibiting such violation, in addition to any other rights and remedies available to it.

7. Non-Waiver of Rights.  The failure to enforce at any time the provisions of this Agreement or to require at any time performance by the other party hereto of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement or any part hereof, or the right of either party hereto to enforce each and every provision in accordance with its terms. No waiver by either party hereto of any breach by the other party hereto of any provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions at that time or at any prior or subsequent time.

8. Notices.  Every notice relating to this Agreement shall be in writing and shall be given by personal delivery or by registered or certified mail, postage prepaid, return receipt requested; to:

If to the Company:

To The Stars Academy of Arts and Science, Inc.

1051 South Coast Highway, Suite B

Encinitas, CA 92024

Attn:   Chief Executive Officer

If to the Consultant:

Vivaris Capital, LLC.

53 Calle Palmeras
Suite 601
San Juan, Puerto Rico 00901

Either of the parties hereto may change their address for purposes of notice hereunder by giving notice in writing to such other party pursuant to this Section 9.

9. Binding Effect/Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, estates, successors (including, without limitation, by way of merger) and assigns. Notwithstanding the provisions of the immediately preceding sentence, neither the Consultant nor the Company shall assign all or any portion of this Agreement without the prior written consent of the other party.

10. Entire Agreement.  This Agreement (together with the other agreements referred to herein) sets forth the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, written or oral, between them as to such subject matter.

11. Severability.  If any provision of this Agreement, or any application thereof to any circumstances, is invalid, in whole or in part, such provision or application shall to that extent be severable and shall not affect other provisions or applications of this Agreement.

12. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to the principles of conflict of laws. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any court in San Diego County, California and the parties hereto hereby consent to the jurisdiction of such courts in any such action or proceeding; provided, however, that neither party shall commence any such action or proceeding unless prior thereto the parties have in good faith attempted to resolve the claim, dispute or cause of action which is the subject of such action or proceeding through mediation by an independent third party.

13. Legal Fees.  The parties hereto agree that the non-prevailing party in any dispute, claim, action or proceeding between the parties hereto arising out of or relating to the terms and conditions of this Agreement or any provision thereof (a “Dispute”), shall reimburse the prevailing party for reasonable attorney’s fees and expenses incurred by the prevailing party in connection with such Dispute.

14. Modifications.  Neither this Agreement nor any provision hereof may be modified, altered, amended or waived except by an instrument in writing duly signed by the party to be charged.

15. Tense and Headings.  Whenever any words used herein are in the singular form, they shall be construed as though they were also used in the plural form in all cases where they would so apply. The headings contained herein are solely for the purposes of reference, are not part of this Agreement and shall not in any way affect the meaning or interpretation of this Agreement.

16. Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

[Signature page to follow]

IN WITNESS WHEREOF, the Company has caused this Consulting Agreement to be executed by authority of its Board of Directors, and the Consultant has hereunto set his hand, on the day and year first above written.

TO THE STARS ACADEMY OF ARTS AND SCIENCE, INC.

/s/ Thomas M. DeLonge
Thomas M. DeLonge
Chief Executive Officer and Director

VIVARIS CAPITAL, LLC.

/s/ Steve Scholl
Steve Scholl, Managing Director